VIA FACSIMILE AND U.S. MAIL


March 13, 2006

Daniel P. Gorey
Chief Financial Officer
Quixote Corporation
35 East Wacker Drive
Chicago, Illinois 60601

	RE:	Form 10-K for Fiscal Year Ended June 30, 2005
Form 10-Q for Fiscal Quarters Ended September 30, 2005 and
December
31, 2005
      File No. 1-8123

Dear Mr. Gorey:

      We have reviewed your letter dated February 27, 2006 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2005

Financial Statements

Note 16, Industry Segments, page 48

1. We have read your response to comment six. You indicate that four operating segments are aggregated to comprise the Inform segment. Please address for us how you have met each of the aggregation criteria set forth in paragraph 17 of SFAS 131, including how each operating segment has similar economic characteristics (e.g. similar sales and gross margin trends for the last three years). Please also provide us with a copy of the representative financial reports provided to the CODM.
2. We note that you have integrated the operations of NSI into that of UST. Explain to us in better detail what this integration entailed. Tell us whether you still have discrete financial information related to NSI.

3. We note that you have integrated the operations of UST and Peek. .
Explain to us in better detail what this integration entailed.
Tell
us whether you still have discrete financial information related to
UST and Peek.

Form 10-Q for the Period Ended September 30, 2005

Other Commitments, page 13

4. We have read your response to comment seven. In future filings please present the gain on settlement as a separate line item on your income statement.

In addition, in future filings, when you note significant adverse events relating to an acquisition, you should disclose that information in a manner similar to your response.

ITEM 1. Legal Proceedings, page 24

5. We have read your response to comment nine. In future filings, please provide more information concerning the adverse events relating to the UST operations, similar to the information provided in your response.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733, or the undersigned at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters.
								Sincerely,



								John Hartz
      Senior Assistant
      Chief Accountant
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Mr. Daniel P. Gorey
March 13, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE